

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 17, 2024

Allan Camaisa
Chief Executive Officer
Calidi Biotherapeutics, Inc.
4475 Executive Drive, Suite 200
San Diego, CA 92121

> **Re: Calidi Biotherapeutics, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed December 12, 2024**
>   **File No. 333-283741**

Dear Allan Camaisa:

    This is to advise you that we have not reviewed and will not review your registration statement.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Tim Buchmiller at 202-551-3635 with any questions.

                                            Sincerely,

                                            Division of Corporation Finance
                                            Office of Life Sciences

cc: Jay K. Yamamoto, Esq.